UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form  20-F  ☐ Form  40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .

TABLE OF CONTENTS

Exhibits

99.1	Interim Financial Statements for the Quarter Ended March 31, 2006

99.2	Management’s Discussion and Analysis

99.3	Form 52-109FT2 Certification of Interim Filings – CFO

99.4	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: May 15, 2006	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

LABOPHARM    3

Exhibit 99.1

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Fellow Shareholders:

Global commercialization of our once-daily tramadol product continued in the first quarter of fiscal 2006.

In the U.S., following on the submission of our New Drug Application (NDA) to the Food and Drug Administration (FDA) toward the end of last year, in January we were informed that our dossier has been accepted for review. Our application was supported by data from a comprehensive global clinical program incorporating 11 pharmacokinetic studies and five Phase III clinical studies. We will add to our submission the results of the recently completed, successful, multi-centre Phase III clinical trial (MDT3-005) for once-daily tramadol.

The FDA has provided us with a PDUFA date of September 28, 2006, which is the date by which we expect to receive an action letter from the FDA regarding our NDA. We are working with our U.S. marketing partner, Purdue Pharma, to prepare for our product’s commercialization should we receive a positive outcome.

In our European commercialization program, the launch of our once-daily tramadol product in Germany is proceeding well and we are looking forward to the roll out of our product across Europe throughout this year. During the quarter, we added a second marketing partner for France, signing a licensing and distribution agreement with Grünenthal GmbH. The addition of Grünenthal will significantly increase the number of representatives marketing our product in France, extending our reach into one of the largest markets for tramadol products in Europe. We also finalized our licensing and distribution agreement with sanofi-aventis for France. Subsequent to quarter end, we signed a licensing and distribution agreement for our product for Belgium, again with Grünenthal. We have now secured marketing partners for 22 European countries, which, combined, account for in excess of 90% of all tramadol products sales in Europe.

Subsequent to quarter end, we successfully completed an offering of 12.65 million common shares, primarily in the United States, that generated net proceeds of approximately $104 million. In association with the offering, our common shares began trading on the Nasdaq National Market under the symbol “DDSS”. The proceeds from the offering will be used to support the global commercialization of once-daily tramadol, to advance development of existing and new product candidates within our product pipeline, as well as for working capital and other general corporate purposes.

As we move forward in 2006, we are firmly focused on the commercialization of once-daily tramadol in Europe. Our intent is to launch as widely as possible in approved countries. In the U.S., we await our PDUFA action date as we prepare for the potential approval of our once-daily tramadol, and to launch the product rapidly after approval. We are also pursuing regulatory approval and marketing partnerships for our product in those countries with the greatest potential in the rest of the world. Finally, as we begin to look beyond tramadol, we will focus more intensely on building a robust pipeline of additional products. Amongst the products in clinical development, an improved, once-daily formulation of trazodone, an antidepressant, has the greatest priority.

Kind Regards,

(signed) James R. Howard-Tripp President and Chief Executive Officer May 10, 2006

12    LABOPHARM

CONSOLIDATED STATEMENTS OF OPERATIONS

[UNAUDITED]

For the three months ended:	March 31, 2006	March 31, 2005
[Thousands of Canadian dollars, except share and per share amounts]	$	$
REVENUE
Product sales	2,045	—
Cost of goods sold, including depreciation expense of $7 [nil in 2005]	1,028	—

Gross profit on product sales	1,017	—
OTHER REVENUE
Licensing	2,226	740

	3,243	740
EXPENSES
Research and development expenses	6,395	4,256
Government assistance	(720)	(540)

	5,675	3,716
Selling, general and administrative expenses	3,026	2,386
Financial expenses	729	206
Depreciation and amortization	421	405
Interest income	(208)	(135)
Foreign exchange (gain) loss	(182)	91

	9,461	6,669

LOSS BEFORE INCOME TAXES	(6,218)	(5,929)
Income taxes:
Current	579	—

NET LOSS FOR THE PERIOD	(6,797)	(5,929)

NET LOSS PER SHARE - BASIC AND DILUTED	(0.16)	(0.14)

Weighted average number of shares outstanding	43,754,591	42,619,013

See accompanying notes

LABOPHARM    13

CONSOLIDATED STATEMENTS OF CASH FLOWS

[UNAUDITED]

For the three months ended:	March 31, 2006	March 31, 2005
[Thousands of Canadian dollars]	$	$
OPERATING ACTIVITIES
Net loss for the period	(6,797)	(5,929)
Items not affecting cash:
Depreciation of property, plant and equipment	367	370
Amortization of intangible assets	61	35
Amortization of deferred financing costs	57	—
Unrealized foreign exchange (gain) loss	(99)	108
Stock-based compensation	541	126

	(5,870)	(5,290)
Net change in non-cash operating items	(4,886)	1,436

	(10,756)	(3,854)

INVESTING ACTIVITIES
Acquisition of investments	(3,333)	(1,391)
Disposals of investments	—	958
Maturities of investments	4,577	8,946
Acquisition of property, plant and equipment	(211)	(148)
Acquisition of intangible assets	(63)	(47)

	970	8,318

FINANCING ACTIVITIES
Repayment of capital lease obligations	(20)	(46)
Repayment of long-term debt	(537)	—
Proceeds from issuance of capital stock	750	619

	193	573

Foreign exchange gain (loss) on cash held in foreign currencies	78	(114)
Increase (decrease) in cash and cash equivalents	(9,515)	4,923
Cash and cash equivalents, beginning of period	20,282	2,809

Cash and cash equivalents, end of period	10,767	7,732

Cash flows include the following items:
Interest paid	544	206
Income taxes paid	52	—

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

[UNAUDITED]

For the three months ended:	March 31, 2006	March 31, 2005
[Thousands of Canadian dollars]	$	$
BALANCE, beginning of period	(144,584)	(111,250)
Net loss	(6,797)	(5,929)

BALANCE, end of period	(151,381)	(117,179)

See accompanying notes

14    LABOPHARM

CONSOLIDATED BALANCE SHEETS

[UNAUDITED]

	As at March 31, 2006	As at Dec. 31, 2005 [note 2]
[Thousands of Canadian dollars]	$	$
ASSETS [note 1]
Current
Cash and cash equivalents	10,767	20,282
Short-term investments	13,367	14,611
Accounts receivable	1,531	532
Research and development tax credits receivable	1,099	875
Income tax receivable	435	426
Inventories [note 4]	3,357	2,188
Prepaids and other assets	953	452

Total current assets	31,509	39,366

Restricted long-term investments	1,272	1,271
Property, plant and equipment	10,124	10,280
Intangible assets	3,233	3,231
Deferred financing costs	307	364

	46,445	54,512

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Accounts payable and accrued liabilities	9,534	10,090
Current portion of deferred revenue	9,174	9,067
Current portion of obligations under capital leases	86	83
Current portion of long-term debt	3,878	3,383

	22,672	22,623
Deferred revenue	19,272	20,834
Obligations under capital leases	5,817	5,840
Long-term debt	6,793	7,818

	54,554	57,115
Shareholders’ deficiency
Common shares, no par value, unlimited shares authorized, 43,849,863 and 43,673,863 issued and outstanding as at March 31, 2006 and as at December 31, 2005, respectively [note 5]	136,755	135,631
Contributed surplus [note 5]	6,517	6,350
Deficit	(151,381)	(144,584)

Total shareholders’ deficiency	(8,109)	(2,603)

	46,445	54,512

See accompanying notes

LABOPHARM    15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT MARCH 31, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1. DESCRIPTION OF BUSINESS

The Company, incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell the pharmaceutical products incorporating the Company’s proprietary technologies. The future profitability of the Company is dependent upon such factors as the success of the clinical trials, the approval of regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

NOTE 2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2005 and the accompanying notes, included in the Company’s annual report. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in preparation of these interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited financial statements for the year ended December 31, 2005 included in the Company’s annual report, except as described in note 3 hereafter.

NOTE 3. CHANGE IN ACCOUNTING POLICY

Non-monetary Transactions

In June 2005, the Canadian Institute of Chartered Accountants (“CICA”) released new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

NOTE 4. INVENTORIES

As at March 31, 2006, the Company has inventories comprised of raw materials totalling $2,906 [December 31, 2005 - $1,710] and intermediate finished goods (bulk tablets) totalling $451 [December 31, 2005 - $478].

16    LABOPHARM

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT MARCH 31, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized capital stock

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Changes in shareholders’ equity (deficiency)

Changes in the issued and outstanding common shares, contributed surplus and deficit for the year ended December 31, 2005 and for the three-month period ended March 31, 2006 were as follows:

	Outstanding common shares		Contributed surplus	Deficit	Total
	Number	$	$	$	$
Balance, December 31, 2004	42,510,630	132,658	4,745	(111,250)	26,153
Issued on the exercise of stock options	834,600	2,242	(149)	—	2,093
Grant of warrants	—	—	731	—	731
Issued on the exercise of warrants	328,633	731	(731)	—	—
Stock-based compensation	—	—	1,754	—	1,754
Net loss	—	—	—	(33,334)	(33,334)

Balance, December 31, 2005	43,673,863	135,631	6,350	(144,584)	(2,603)
Issued on the exercise of stock options	176,000	1,124	(374)	—	750
Stock-based compensation	—	—	541	—	541
Net loss	—	—	—	(6,797)	(6,797)

Balance, March 31, 2006	43,849,863	136,755	6,517	(151,381)	(8,109)

Capital stock transactions

During the three-month period ended March 31, 2006 176,000 [2005 - 265,700] options were exercised for a total cash consideration of $750 [2005 – $619]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $374 [2005 – nil] and contributed surplus reduced by the same amount.

Stock option plan

The changes in the number of stock options granted by the Company, and their weighted average exercise prices, for the three-month periods ended March 31, 2006 and 2005 are as follows:

	2006		2005
	Number	$	Number	$
Balance, beginning of period	3,560,875	5.59	3,363,475	5.01
Granted	55,000	8.45	—	—
Exercised	(176,000)	4.26	(265,700)	2.33
Forfeited	(3,000)	9.76	(400)	7.92

Balance, end of period	3,436,875	5.71	3,097,375	5.24

Options eligible to be exercised	2,777,475	5.85	2,878,475	5.11

LABOPHARM    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [UNAUDITED]

AS AT MARCH 31, 2006 [THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5. SHAREHOLDERS’ EQUITY (DEFICIENCY) [Continued]

The fair value of options granted in the three-month period ended March 31, 2006 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

For the three-month period ended	March 31, 2006
Expected volatility	0.66
Expected life	4 years
Risk-free interest rate	4.05%
Dividend yield	Nil

The weighted average grant date fair value of stock options granted during the three-month period ended March 31, 2006 using the above assumptions amounted to $4.47 per option. No options were granted during the three-month period ended March 31, 2005.

NOTE 6. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

NOTE 7. SUBSEQUENT EVENT

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,735, or an average price per share of $8.91, which considers currency conversion at the closing date, and the issue expenses including the underwriters’ discounts and commissions are estimated at $8,800.

4    LABOPHARM

Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2006

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at March 31, 2006, and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2005. Our unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended March 31, 2006, as compared to the quarter ended March 31, 2005. This review was performed by management with information available as at May 7, 2006. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including the successful and timely completion of clinical studies, the uncertainties related to the regulatory approval process, and the commercialization of products thereafter.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on improving existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain, has been approved in Europe and is currently the subject of a New Drug Application, or NDA, under review by the United States Food and Drug Administration, or FDA, with a Prescription Drug User Fee Act, or PDUFA, date of September 28, 2006. We are developing additional product candidates using our drug delivery technologies and formulation expertise and have three product candidates in the clinical stage of development including a once-daily formulation of trazodone. In addition we are currently pursuing tramadol line extensions, including combination products using our Contramid® technology.

Our primary focus is on the global commercialization of our once-daily tramadol product. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We launched our product in Germany in November 2005. In September 2005, we received regulatory approval for 22 European countries, under the E.U.’s Mutual Recognition Procedure, or MRP, and have now obtained marketing authorizations, or MAs for our once-daily tramadol product in 15 countries. We continue to seek MA in the remaining seven countries. We anticipate that we will launch our once-daily tramadol product in the various European countries over the next several quarters. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into licensing agreements for the distribution of our once-daily tramadol product in the United States, in 22 European countries and in 20 Latin American and Caribbean countries. Subsequent to quarter end, we entered into a licensing and distribution agreement with Grünenthal GmbH for Belgium. Under the terms of the agreement, Grünenthal will have the exclusive right to market and sell our once-daily tramadol product in Belgium and we will supply Grünenthal with finished packaged product. Our other marketing and distribution collaborators include Purdue Pharma L.P., or Purdue, HEXAL AG, Laboratoire Aventis, or Aventis, Recordati Ireland Limited, or Recordati, Aziende Chimiche Riunite Angelini Francesco S.p.A., or Gruppo Angelini, CSC Pharmaceuticals SA, or CSC Pharma, Laboratorios del Dr. Esteve, S.A., or Esteve S.A., Glaxo Group Limited, or GSK.

On April 12, 2006, we announced that we successfully completed our third phase III trial for our once-daily formulation of tramadol in the U.S. Based on discussions with the FDA, we plan to submit the data on a timely basis such that the action date under the PDUFA remains September 28, 2006. We are working actively with Purdue to prepare for the U.S. launch of our product as rapidly as possible, should our product receive regulatory approval. Following launch, Purdue will assist us in achieving one of our key strategic goals by building and training our own sales force to allow us to pursue certain specialty markets in the U.S.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

LABOPHARM    5

Liquidity

On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,735,000, or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions are estimated at $8,800,000. The net proceeds will be used to support the commercialization of our once-daily tramadol product, and advance development of existing and new product candidates within our product pipeline and for working capital and other general corporate purposes.

Revenue

Revenue from product sales will be the key driver of our performance as we move towards achieving profitability. We will continue to launch our once-daily tramadol product in various markets during 2006 and 2007. In Europe and the rest of the world excluding the United States, the selling price of our once-daily tramadol product will vary for each licensee because of specific market conditions and regulatory pricing policies prevailing in the jurisdictions. It is difficult to estimate the timing of product launches in various countries because of the regulatory approval and/or pricing process required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our licensing and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured ten licensing and distribution agreements for once-daily tramadol, that cover 43 countries. To date we have received approximately $33 million of licensing payments from our once-daily tramadol licensees, including US$20 million from Purdue in 2005. We will also receive additional licensing payments from Purdue upon achieving various milestones, including up to US$40 million upon the regulatory approval of our once-daily tramadol product in the U.S., and up to US$110 million upon meeting specified sales targets. Additionally, we are entitled to receive between $7,207,000 (US$750,000 and €4,490,000) and $8,809,000 (US$1,700,000 and €4,840,000) upon the achievement of various additional milestones including the price approval in territories covered by the various other agreements, product launches in specific territories, or attaining specified sales targets.

Research and Development Expenses

Our research and development expenses consist primarily of fees paid to outside parties that we use to conduct clinical studies and analytical testing, salaries and related personnel expenses, laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. In addition, the proceeds from the financing completed subsequent to quarter end will allow us to further expand our research and development capacities for new product candidates and more rapidly advance the development of existing products within our pipeline.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion & Analysis as included in our annual report for the year ended December 31, 2005 although, we have expanded the description of certain of these policies and estimates in the Management’s Discussion and Analysis included in our prospectus dated April 28, 2006.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market in each jurisdiction and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

6    LABOPHARM

Revenue

For the quarter ended March 31, 2006, total revenue amounted to $4,271,000 compared to $740,000 for the quarter ended March 31, 2005.

During the first quarter, we recognized licensing revenue of $2,226,000, representing a portion of the licensing payments received from Purdue, Grünenthal GmbH, HEXAL AG, Gruppo Angelini and Esteve S.A, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the three-month period ended March 31, 2005 was $740,000 and represented a portion of the up-front payments received from the above mentioned partners excluding Purdue and Grünenthal GmbH. Over the next several quarters, we anticipate receiving additional milestone payments as provided for in the current licensing and distribution agreements for once-daily tramadol as we receive market and/or price approval or launch the product in the various countries. These licensing payments are recognized rateably over the term which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

For the three-month period ended March 31, 2006, product sales were $2,045,000 for our once-daily tramadol to HEXAL AG in Germany. These sales included the sale of samples for the initial promotion of the product. The launch in Germany was the first of what will be a series of launches in key markets in Europe and globally. The timing of these launches is however difficult to estimate.

Cost of Goods Sold

For the quarter ended March 31, 2006, cost of goods sold was $1,028,000 and consisted primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Our cost of goods sold will vary due primarily to currency fluctuation and the size of packaging runs. Gross margin as a percentage of product sales revenue for the period was 50% and will vary with our cost of goods sold and as a result of selling prices in the various jurisdictions.

Research and Development Expenses

Research and development expenses (before tax credits) for the three-month period ended March 31, 2006 were $6,395,000 compared with $4,256,000 for the quarter ended March 31, 2005. The increase is primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly MDT3-005, costs related to a pharmacokinetic study for our once-daily trazodone product, and a general increase in our research and development capacities. During the current quarter we also submitted a filing to the regulatory authorities in Europe in order to obtain approval for a second bulk manufacturing site. Once approved, this second manufacturer will provide additional capacity and may reduce our costs of manufacturing bulk tablets. We anticipate approval of this manufacturer during the fourth quarter of 2006 due to normal regulatory process.

Research and development tax credits for the quarter ended March 31, 2006 were $720,000 compared to $540,000 in the corresponding quarter of the previous year. The increase is primarily due to the recognition of previously unrecorded Canadian Federal research and development tax credits, which will be used to offset federal income tax payable generated as a result of certain tax planning strategies. During the first quarter of 2005, we also received a favourable ruling on our notice of objection for previous taxation years, allowing us to increase our research and development tax credit by $360,000.

For the quarter ended March 31, 2006, research and development costs, net of tax credits, for our once-daily tramadol product amounted to approximately $4.9 million compared to $2.8 million for the quarter ended March 31, 2005.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended March 31, 2006 were $3,026,000 compared to $2,386,000 for the quarter ended March 31, 2005, an increase of $640,000 or 27%. The increase is primarily due to the additional personnel required for the European launch and commercialization of our once-daily tramadol product, increased stock-based compensation costs of $322,000 due to the timing of stock option grants in 2005, and increases in various consulting and professional fees related to personnel recruitment, and the preparation of our various regulatory filings. In addition, the first quarter of 2005 included a non recurring favourable adjustment of $140,000 with regards to capital tax following the success of our notice of objection for 2002.

LABOPHARM    7

Financial Expenses

Financial expenses for the quarter ended March 31, 2006 were $729,000 compared with $206,000 for the quarter ended March 31, 2005. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005.

Foreign Exchange Gain

Net loss for the quarter ended March 31, 2006 included a foreign exchange gain of $182,000, compared to a foreign exchange loss of $91,000 for the quarter ended March 31, 2005. The foreign exchange gain for the current quarter is explained primarily by the relative strengthening of the Euro versus the Canadian currency.

Income Taxes

For the three-month period ended March 31, 2006, the income tax expense amounted to $579,000 compared to nil for the corresponding quarter. For the current quarter, as a result of not deducting certain discretionary research and development expenses, we are generating taxable income at the Canadian Federal level to permit us to utilize our non refundable Canadian Federal research and development tax credits which have a limited carryforward period. The research and development expenditures not deducted have an unlimited carryforward period.

Net Loss

Net loss for the three-month period ended March 31, 2006 was $6,797,000 or $0.16 per share, compared with $5,929,000, or $0.14 per share, for the quarter ended March 31, 2005. The increase in net loss is the result of higher expenses related to the clinical trial program for our once-daily tramadol product, the preparation for commercial launch of our once-daily tramadol, as well as higher financial and income tax expenses, partially offset by an increase in revenue in the first quarter of 2006.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters, all of which cover periods of three months.

Three Months Ended

$000s except per share data	March 31, 2006	Dec 31, 2005	Sept 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Revenue[1]	4,271	2,415	72	11	740	970	238	93
Net loss	(6,797)	(11,067)	(7,549)	(8,789)	(5,929)	(6,631)	(5,895)	(7,084)
Basic and diluted net loss per share	(0.16)	(0.26)	(0.18)	(0.21)	(0.14)	(0.16)	(0.14)	(0.18)

[1]	The comparative figures for revenue were reclassified to conform with the presentation in the current period.

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and short-term investments as at March 31, 2006 were $24,134,000. On May 3, 2006, we completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,735,000, or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions are estimated at $8,800,000.

Funds used in operating activities amounted to $10,756,000 for the quarter ended March 31, 2006 compared to $3,854,000 for the corresponding quarter last year. During the first quarter of 2005, we received licensing payments providing $3,696,000 from our operating activities whereas no such payments were received in 2006. The funds used in our operating activities during the first quarter of 2006 were used primarily to develop our in-house product portfolio, principally our once-daily tramadol product, and to build inventory and to fund our accounts receivable and other general operating expenses.

8    LABOPHARM

Funds provided from investing activities for the three-month period ended March 31, 2006 amounted to $970,000 compared to $8,318,000 for the quarter ended March 31, 2005. During the first quarter of 2006, we primarily financed our operating activities with our excess cash rather than with our short-term investments. Capital expenditures for the current quarter were $274,000 compared to $195,000 for the quarter ended March 31, 2005. Capital expenditures for the quarter were principally related to acquisition of laboratory equipment and information technology. Investment activities also include the purchase, maturities and disposal of marketable securities, as we invest our excess funds generated from previous financings or cash received from our collaborators according to our investment policy.

For the quarter ended March 31, 2006, funds provided by financing activities amounted to $193,000 compared to $573,000 for the quarter ended March 31, 2005. During the current quarter, we commenced the principal repayment of our long-term debt according to the terms of the agreement and reimbursed a total of $537,000 in capital. Proceeds of $750,000 were obtained from the exercise of stock options during the current quarter, compared to $619,000 for the corresponding quarter in the previous year.

As at March 31, 2006, working capital was $8,837,000. Accounts receivable totalled $1,531,000 as at March 31, 2006 and included primarily trade receivables, sales tax receivable, as well as accrued interest on investments. Research and development tax credits receivable totalled $1,099,000 and included the estimated tax credits for the year ended December 31, 2005 and for the first quarter of 2006. In preparation for commercial launch of our product in other European countries, we have accumulated $3,357,000 of inventories consisting of raw materials and intermediate finished product (bulk tablets). Inventory levels are likely to increase over the next several quarters. Accounts payable and accrued liabilities decreased from $10,090,000 at December 31, 2005 to $9,534,000 at March 31, 2006. Deferred revenue totalled $28,446,000 as at March 31, 2006 and included the unrecognized portion of the licensing payments received from the various licensees of once-daily tramadol. These licensing fees will be recognized as revenue generally over the term which we maintain substantive contractual obligations. Approximately $4,501,000 of the licensing fees included in deferred revenue is subject to payback provisions if certain future conditions are not met and consequently no revenue has been recognized on these fees. Obligations under capital leases and long-term debt respectively decreased in 2006 by $20,000 and $530,000 to $5,903,000 and $10,671,000 respectively as at March 31, 2006, primarily as a result of payments made in the quarter.

Cash, cash equivalents and short-term investments totalled $24,134,000 as at March 31, 2006 compared to $34,893,000 as at December 31, 2005, a decrease of $10,759,000, primarily as a result of funds applied to operating activities. Our investment policy regulates our investment activities relating to cash resources. We invest in liquid, high-grade investment securities with varying terms to maturity, selected with regard to the expected timing of expenditures for continuing operations. As at March 31, 2006 our short-term investments included commercial paper from major Canadian corporations, banker’s acceptance and bonds issued by governments in amounts ranging from $1,013,000 to $2,400,000.

Off-Balance Sheet Arrangements

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of May 7, 2006 is 56,606,863 and has increased by 12,757,000 since March 31, 2006 due to the 12.65 million shares issued in relation to the equity financing completed on May 3, 2006, and the exercise of 107,000 stock options. The number of options outstanding as of May 7, 2006 is 3,424,875 and has decreased by 12,000 since March 31, 2006 due to 105,000 options granted, less 107,000 options exercised and 10,000 options forfeited.

LABOPHARM    9

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from research contracts and licensing and distribution agreements is, and will be, primarily in U.S. dollars or Euros. In addition, in June 2005 we contracted a $10 million term loan denominated in U.S. currency. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undo risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than two years. A significant change in interest rates could have a material effect on the fair value of our investments if these investments were not held to maturity.

EFFECTIVENESS OF INTERNAL DISCLOSURE CONTROLS

The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2006 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

OTHER RISKS AND UNCERTAINTIES

If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected.

•	We have not generated significant revenues to date and expect to continue to experience losses. It is also difficult to estimate timing and future costs of our research and development programs.

•	We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•	We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•	Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•	Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•	If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

10    LABOPHARM

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•	We currently have a single source of supply for our Contramid® cross-linked high amylose starch.

•	If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•	We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•	If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which we may not have or will not be able to obtain adequate insurance coverage.

•	Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating hazardous waste.

•	Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

•	Our common shares have no prior trading history in the United States, and an active market may not develop.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

Exhibit 99.3

CERTIFICATION OF INTERIM FILINGS

I, Warren Whitehead, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)
Warren Whitehead Chief Financial Officer May 11, 2006

Exhibit 99.4

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and,

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

(signed)
James R. Howard-Tripp
President and Chief Executive Officer
May 11, 2006